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                             April 24, 2024

       James Loch
       Chief Financial Officer
       Digi International Inc.
       9350 Excelsior Blvd., Suite 700
       Hopkins, MN 55343

                                                        Re: Digi International
Inc.
                                                            Form 10-K for the
fiscal year ended September 30, 2023
                                                            File No. 001-34033

       Dear James Loch:

              We have reviewed your April 2, 2024 response to our comment letter and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to our March 6, 2024 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Note 4. Segment Information and Major Customers, page 53

   1. We note your breakdown of industry sectors that are served by each operating segment for both the IoT Product &
Services (P&S) and IoT Solutions (Solutions) segments in
                                                        response to prior
comment 2. Please tell us whether sales for any of the operating segments included in
each of your reporting segments are concentrated in a particular industry sector or
sectors, and if so, why. In your response, provide us with a breakdown of revenue by operating
segment for each industry served.
   2.                                                   We note that while the
CODM    focuses    on operating income as a percent of revenue for
                                                        your P&S segments and
gross profit margin for the Solutions segments, he receives both of these measures, as
well as revenue, for each of your operating segments. Please explain how the CODM uses
revenue for each of the operating segments, gross profit for the P&S segments, and operating
income for the Solutions segments. For example, clarify whether he uses it to allocate
resources, in discussions with segment managers, segment manager compensation, etc.
 James Loch
Digi International Inc.
April 24, 2024
Page 2
3. You state in your response the primary measure of profit used by your CODM to make decisions in your P&S segments is operating income as a percent of revenue, excluding certain allocations. However, there do not appear to be unallocated expenses in the measure of profit disclosed in Note 4. We also understand that your CODM receives each of gross profit and operating income for each of your operating segments. Please tell us how you determined the measure of profit or loss required to be disclosed for each of your reportable segments. Refer to ASC 280-10-50-22 and 50-28.
4. You state in your response to prior comment 3 that pricing for the product sales in your
         P&S segments can be variable, and the mix of product sales plays a heavy factor and does not always have consistency over reporting periods. Please explain further your references to variable pricing and to the mix of product and their impact on consistency over reporting periods. In this regard, clarify whether you are referring to variability for a particular operating segment period-over-period. If so, provide us with quantified information that supports such variability. To the extent you are referring to variability among the four operating segments in a given period, if any, explain further why such information would not be relevant in assessing performance and allocating resources for your P&S operating segments. In addition, tell us whether similar impacts from these factors would be observed in operating income, and if not, why not.
5. Please provide us with an analysis of available quantified data as it relates to revenue, gross profit, and operating income for each individual operating segment aggregated within your P&S and Solutions reportable segments.
6. You state that operating income as a percentage of revenue in fiscal 2021 and 2023 was similar for three of the four P&S operating segments. You further state that COVID-19 had a more significant impact on one operating segment than the other three in the P&S segment. For the one segment you indicate was outside of the band of operating income as a percentage of revenue for each year, please explain why you believe it was impacted more by the COVID-19 pandemic, why you believe the other segments were not similarly impacted, and how this factored into your aggregation analysis. If this did not factor into your analysis, explain why. Also, provide us with quantitative information to support your assertions that historically this one segment has demonstrated economic similarity with the other three operating segments.
7. You state that projected future performance for the P&S segments is not expected to change in a way that would impact your analysis other than in the one segment, and that
FirstName LastNameJames Loch
       projected future performance is not expected to change for the Solutions segments. Please
Comapany   NameDigi
       provide us withInternational Inc.data that supports your future expectations, including the quantitative
       revenue,
April 24,       gross2 profit, and operating income, and explain how it was developed.
          2024 Page
FirstName LastName
 James Loch
FirstName   LastNameJames  Loch
Digi International Inc.
Comapany
April       NameDigi International Inc.
       24, 2024
April 324, 2024 Page 3
Page
FirstName LastName
       Please contact David Edgar at 202-551-93459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Dave Sampsell